AB 4/8

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09040826

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
APR 07 2009
Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-53423

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadspan Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 Brickell Avenue
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elsa Cocurull — 305-424-3400 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Orlando A. Chiossone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadspan Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

SASHA R MOGHIMI-KIAN
MY COMMISSION # DD552374
EXPIRES: May 15, 2010
(407) 398-0153 Florida Notary Service.com
NOTARY PUBLIC STATE OF FLORIDA

(Signature)

Managing Director
(Title)

Sasha R. Moghimi-Kian
(Notary Public)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

BROADSPAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008




enter



KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Broadspan Securities, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Broadspan Securities, LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Broadspan Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
April 6, 2009

BROADSPAN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
CASH AND CASH EQUIVALENTS	$	15,147
ACCOUNTS RECEIVABLE, NET		400,308
	$	415,455
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	10,189
MEMBER'S EQUITY		405,266
	$	415,455

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Broadspan Securities, LLC (the Company) is a broker-dealer specializing in investment banking services. The Company provides a range of advisory services for public and privately-held businesses, at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, restructurings, corporate finance, and assists clients with their financing requirements, including the raising of capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2008, management has established an allowance for doubtful accounts of $30,000 on the accounts receivable. At December 31, 2008, two customers account balances were greater that 10% of the Company's accounts receivable balance, they were 53% and 25%, respectively.

Revenue Recognition

The Company recognizes its revenue as services are provided or upon successful completion of certain investment banking transactions.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of the stockholders of the Company's sole member.

The Company has elected to defer adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, until the year ending December 31, 2009 in accordance with FASB Staff Position (FSP) FIN 48-3. The Company has historically evaluated its potential income tax liability arising from uncertain tax positions pursuant to FASB Statement No. 5 whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. FSP FIN 48-3 deferred the mandatory adoption date of the Interpretation to the annual financial statements for fiscal years beginning after December 15, 2008 to allow the FASB to develop guidance on its application to pass-through entities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

Management Fees

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from Broadspan Management, LLC (BMLLC), an entity related by virtue of common ownership. In this regard, BMLLC incurs operating expenses and provides facilities for the Company in consideration of a management fee.

Referral Fees

During the year ended December 31, 2008, the Company incurred referral fee expenses. These fees were paid to parties related by common ownership.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2008, the Company's "Net Capital" was $4,958 which was less than the requirements by $42. The ratio of "Aggregate Indebtedness" to "Net Capital" was 2.06 to 1 as December 31, 2008. The Company has notified the applicable regulatory agencies of this deficiency and is addressing measures to become compliant with the minimum requirements. Additionally, the Company's Annual Report on Form 17a-5 was required to be filed with the United States Securities and Exchange Commission by March 2, 2009. The Company requested an extension of time for the filing, which was denied. It is unknown at this time the effect, if any, on the Company's future status with the regulatory agencies as it relates to the deficiency in net capital or not filing timely.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com